[SRSY Letterhead]

Michael P. O'Hare

MO'Hare@stradley.com

215.564.8198

January 14, 2011

VIA EDGAR

Mr. Edward P. Bartz
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:           AssetMark Funds II1
File Nos.: 333-170106 and 811-22486

Dear Mr. Bartz:

On behalf of Navigation Funds II (the “Trust” or the “Registrant”), following are the responses to the comments conveyed by the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with regard to the Trust’s initial registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on October 22, 2010, under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended.  The Staff’s comments were contained in your letter dated November 15, 2010.

Each comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1 The name of the Registrant has been changed to Navigation Funds II.

U.S. Securities and Exchange Commission
January 14, 2011

PROSPECTUS

I.	Strategic Asset Allocation Fund

Summary – Fees and Expenses of the Fund

1.
The footnote to the table states that the Fund’s adviser has contractually agreed to waive fees and/or assume expenses as necessary “through [  ], 2012.”  Please ensure that this date is no less than one calendar year from the effective date of the registration statement if this agreement is to be referenced in the table and footnote.  See Instruction 3(e) to Item 3 of Form N-1A.

The Registrant’s investment adviser has contractually agreed to waive fees and/or assume expenses as necessary through a date that is not less than one calendar year from the anticipated effective date of the Registration Statement.  However, based on estimated expenses for the Registrant’s first fiscal year of operations, the adviser does not anticipate that the total expenses of the Fund will be above the maximum level agreed to by the adviser and, therefore, the adviser does not anticipate that any fee waiver and/or expense assumptions will be necessary.  The references to the expense limitation agreement have been removed from the tables and footnotes.

Summary – Principal Investment Strategies of the Fund

2.
The discussion of the principal investment strategies of the Fund is excessively long for the Summary portion of the prospectus.  Please provide a true summary of the principal investment strategies of the Fund.

The discussion of the principal investment strategies of the Fund has been revised to provide a more concise description of the principal investment strategies of the Fund.

3.
Although the Funds have very different names, their principal investment strategies appear to be very similar.  Please revise this section to highlight and clarify the differences in the principal investment strategies of the Funds.

The principal investment strategies of the Strategic Asset Allocation Fund and the Tactical Constrained Asset Allocation Fund are, in concept, somewhat similar in that both Funds are permitted to invest in the same broad ranges of asset class exposures and types of investments.  A key difference between the two is the frequency with which the adviser can be expected to make changes in the Fund’s asset allocation mix.  Another important difference is the degree to which the adviser can be expected to deviate from benchmark weights.  The disclosure in the summary section for the Tactical Constrained Asset Allocation Fund has been modified to clarify this difference.

U.S. Securities and Exchange Commission
January 14, 2011

4.	In the third paragraph, please disclose the expected maturity and credit rating parameters of the fixed income portion of the portfolio.

The Registrant notes that the Fund’s investment strategy is intended to provide broad flexibility to invest in the fixed income markets.  Consistent with that intention, the Registrant does not maintain fixed parameters related to maturity or credit quality.  In response to the comment, the following disclosure has been added:

“Typically, a substantial portion of the Fund’s fixed income allocation will be in investment grade fixed income investments with varying maturities.”

5.	Also in the third paragraph, please add the term “junk bonds” to further described “higher-yielding bonds.”

The term “junk bonds” has been added where applicable.

6.
In the sixth paragraph, the prospectus states that the Fund may invest in Underlying Funds that use “alternative strategies” and “utilize derivative instruments” for risk management purposes or as part of their investment strategies.  Please describe the particular types of alternative strategies and derivative instruments to which the Fund is expected to have exposure.  In discussing derivatives, please consider the staff observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici07310.pdf.

The disclosure in the summary section of the prospectus for each Fund has been modified to describe the types of alternative strategies that the Underlying Funds may use (for example, long/short equity strategies, market-neutral strategies and global macro strategies) and the derivatives in which the Underlying Funds may invest in pursuit of such strategies (for example, stock index futures, bond futures, options, swaps, and currency futures and forward contracts).

U.S. Securities and Exchange Commission
January 14, 2011

Summary – Principal Risks of Investing in the Fund

7.
The “Principal Investment Strategies of the Fund” include the use of derivatives, higher-yielding bonds, international real estate securities, and U.S. government securities.  Please add disclosure to this section summarizing the risks associated with these types of investments.  See Item 4(b)(1)(i) of Form N-1A

Disclosure summarizing the risks associated with the Fund’s investments in derivatives, higher-yielding bonds, real estate securities and U.S. Government securities has been added to the summary section of the prospectus.

8.	The prospectus provides a description for “Equity and Fixed Income Risk.” Please revise this section to provide separate descriptions for “Equity Risk” and “Fixed Income Risk.”

Disclosure summarizing the separate risks associated with the Fund’s equity investments and fixed income investments has been added to the summary section of the prospectus.

Summary – Portfolio Manager

9.	Please revise the last column of the table to reflect each portfolio manager’s length of service as portfolio manager of the Fund, which in this instance is since inception.

The disclosure has been revised in accordance with the comment.

Summary – Payments to Financial Intermediaries

10.
If a Fund or any of its related companies pay financial intermediaries for the sale of Fund shares or related services, it must include a statement disclosing that these payments may create a conflict of interest by influencing the intermediary and the investor’s salesperson to recommend the Fund over an alternative investment. See Item 8 of Form N-1A. The disclosure in this section states that the Fund and its related companies do not pay financial intermediaries for the sale of Fund shares, but may pay fees to financial intermediaries that perform administrative, recordkeeping and shareholder services. In addition, a subsequent disclosure states that the adviser may pay a portion of it revenues in the form of allowances to certain financial advisors that participate in the GFWM platform. Please disclose the possible conflict of interest that may result from these arrangements as required by Item 8. Alternatively, please explain to us why these payments do not involve a payment for “the sale of Fund shares or related services.” We may have additional comments based on your response.

                The disclosure has been revised in accordance with Item 8 of Form N-1A.

U.S. Securities and Exchange Commission
January 14, 2011

II.	Tactical Constrained Asset Allocation Fund

Summary - Principal Risks of Investing in the Fund

11.
If a Fund or any of its related companies pay financial intermediaries for the sale of Fund shares or related services, it must include a statement disclosing that these payments may create a conflict of interest by influencing the intermediary and the investor’s salesperson to recommend the Fund over an alternative investment. See Item 8 of Form N-1A. The disclosure in this section states that the Fund and its related companies do not pay financial intermediaries for the sale of Fund shares, but may pay fees to financial intermediaries that perform administrative, recordkeeping and shareholder services. In addition, a subsequent disclosure states that the adviser may pay a portion of it revenues in the form of allowances to certain financial advisors that participate in the GFWM platform. Please disclose the possible conflict of interest that may result from these arrangements as required by Item 8. Alternatively, please explain to us why these payments do not involve a payment for “the sale of Fund shares or related services.” We may have additional comments based on your response.

Please see the Registrant’s response to comment 10 above.

III.	Tactical Unconstrained Asset Allocation Fund

Summary - Principal Risks of Investing in the Fund

12.
Because the “Principal Investment Strategies of the Fund” include the use of real estate, high-yield bonds, and U.S. government securities, please disclose the risks associated with these types of investments. See Item 4(b)(l )(i) of Form N-1A.

Disclosure summarizing the risks associated with the Fund’s investments in  higher-yielding bonds, real estate securities and U.S. Government securities has been added to the summary section of the prospectus.

IV.	Absolute Return Asset Allocation Fund

Summary - Principal Investment Strategies of the Fund

13.
The “Principal Risks of Investing in the Fund” include “Small-and Mid-Capitalization Risk.” Please specifically disclose the use of these asset types as a part of the adviser’s principal investment strategy. See Item 4(a) of Form N-1A.

The disclosure relating to small and mid-capitalization risk has been deleted, as these investments are not expected to be a principal strategy of the Fund.

U.S. Securities and Exchange Commission
January 14, 2011

14.	The Fund’s asset allocation strategies consider the “duration attributes” of the fixed income holdings of the portfolio. Please define “duration attributes.”

The disclosure has been modified to refer to “duration.”

Summary - Principal Risks of Investing in the Fund

15.
Because the “Principal Investment Strategies of the Fund” include the use of U.S. government securities, please disclose the risks associated with this type of investment. See Item 4(b)(l)(I )of Form N-lA.

Disclosure summarizing the risks associated with the Fund’s investments in U.S. Government securities has been added to the summary section of the prospectus.

V.	Opportunistic Fixed Income Fund

Summary - Principal Risks of Investing in the Fund

16.
Because the “Principal Investment Strategies of the Fund” include investments in convertible bonds, assets in emerging markets, mortgage-backed securities, and collateralized debt securities, please disclose the risks associated with these types of investments. See Item 4(b)(l)(i) of Form N-1A.

The disclosure related to convertible bonds has been removed from the summary section, as investments in convertible bonds are not expected to be a principal investment strategy of the Fund.  Disclosure summarizing the risks associated with the Fund’s investments in emerging markets, mortgage-backed securities and collateralized debt securities has been added to the summary section of the prospectus.

VI.	Global Tactical Real Return Assets Fund

Summary - Principal Investment Strategies of the Fund

17.	The eighth paragraph in this section provides an extensive and highly technical discussion of the Fund’s tactical decision strategy. Please revise this section in “plain English.”

The summary section has been revised to more concisely describe the Fund’s principal investment strategies.  The disclosure in the eighth paragraph has been removed from the summary section, and a condensed version of the disclosure has been included later in the prospectus, in the section describing the Fund’s principal investment strategies, as required by Item 9 of Form N-1A.

U.S. Securities and Exchange Commission
January 14, 2011

Summary - Principal Risks of Investing in the Fund

18.
Because the “Principal Investment Strategies of the Fund” include investments in exchange-traded funds, mortgage-related securities, and repurchase agreements, please disclose the risks associated with these types of investments. See Item 4(b)(l)(i) of Form N-lA.

The disclosure related to mortgage-related securities and repurchase agreements has been removed from the summary section, as these investments are not expected to be principal investment strategies of the Fund.  Disclosure summarizing the risks associated with the Fund’s investments in exchange-traded funds has been added to the summary section of the prospectus.

MORE INFORMATION ABOUT THE INVESTMENT POLICIES OF THE FUNDS

19.
Please state the investment objectives of each Fund and, if applicable, state that those objectives may be changed without shareholder approval. Also, please provide a separate discussion of each Fund’s principal investment strategies, including the particular type or types of securities in which the Funds will principally invest. See Items 9(a) and 9(b) of Form N-1A.

A statement of each Fund’s investment objective (including a statement that each investment objective may be changed without shareholder approval) and a separate discussion of each Fund’s principal investment strategies has been added.

MORE INFORMATION ABOUT THE PRINCIPAL RISKS OF INVESTMENT

20.
Please ensure that the principal risks of each Fund, as identified in the table, are consistent with each of the principal risks and principal investment strategies identified in the summary section for each Fund.

The disclosure has been revised in accordance with this comment.

PORTFOLIO TURNOVER

21.
Please include a statement that the trading costs and tax consequences associated with a Fund’s portfolio turnover rate may affect its investment performance. See Instruction 7 to Item 9(b)(1) of Form N-1A.

A statement that the trading costs and tax consequences associated with a Fund’s portfolio turnover rate may affect its overall investment performance has been added in the section entitled “Portfolio Turnover.”

U.S. Securities and Exchange Commission
January 14, 2011

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

22.	Investment Restriction (5) discusses the concentration policy of “fund of funds.” Since none of the Funds is a “fund of funds,” please clarify this restriction.

The Strategic Asset Allocation Fund, Tactical Constrained Asset Allocation Fund, Tactical Unconstrained Asset Allocation Fund, and Absolute Return Asset Allocation Fund will each operate as a fund of funds.  As such, the investment restriction relating to concentration has not been modified.

Management of the Funds

23.	In the table for the Board of Trustees, please show “Other Directorship/Trusteeship Positions held by Trustee for the Past 5 Years.” See Item 17(b)(3)(ii) of Form N-1A.

Any former directorships held by the Trustees during the past five years, as required by Item 17(b)(3)(ii), have been added to the applicable Trustees’ profiles under the section titled “Trustees’ Qualifications and Experience.”

GENERAL COMMENTS:

24.	Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the registration statement.

                The Registrant acknowledges that where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement, and the Registration Statement has been revised accordingly.

25.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

                The Registrant is aware that the Staff may have additional comments and will work with the Staff to resolve such comments.

26.
If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Registrant does not intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the 1933 Act.

U.S. Securities and Exchange Commission
January 14, 2011

27.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Registrant has not submitted and does not expect to submit an exemptive application or no-action request in connection with its registration statement.

28.
Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

In accordance with your instructions, the Registrant is filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act at the same time that this letter is being submitted.

29.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Trust and its management note they are responsible for the accuracy and adequacy of the disclosure contained in the Registration Statement.

                In connection with the Registrant’s response to the SEC Staff’s comments on the Registration Statement, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

* * * * * *

If you have any additional questions or require further information, please contact me at (215) 564-8198 or, in my absence, Fabio Battaglia, at (215) 564-8077.

Best regards,

/s/Michael P. O’Hare
Michael P. O’Hare

cc:           Carrie Hansen, President